Exhibit 99.68

2100 ROSS AVENUE SUITE 1450 DALLAS, TEXAS 75201 PHONE (214) 754-7090 FAX (214) 754-7092
Consent of Independent Reserve Engineers
The Board of Directors
Petroflow Energy Ltd.:
We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Petroflow Energy Ltd, of our reports evaluating Petroflow Energy Ltd.’ s petroleum and natural gas reserves as of December 31, 2007 and the reference to Haas Petroleum Engineering Services, Inc. as Petroflow Energy Ltd.’s independent reserve engineers.

Haas Petroleum Engineering/Services, Inc.
By:	/s/ Robert W. Haas
	Name:	Robert W. Haas
Its: President

Dallas, Texas
United States of America
May 28,2008